Exhibit 99.3

CNFinance Holdings Limited

(Incorporated in the Cayman Islands with Limited liability)

(NYSE Ticker: CNF)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on November 29, 2024

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of CNFinance Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, each with par value US$0.0001 per share of the Company (the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 44/F, Tower G, NO. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China, at 10:00 AM (Hong Kong time) on November 29, 2024, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on October 31, 2024 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each holder of Ordinary Shares is entitled on a poll to one vote for every such share held by him or her. The quorum for the EGM will be holder(s) of shares which carry not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office in the Cayman Islands located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, with a copy delivered to its offices at 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China, Attention: Jing Li, or by email to ir@cashchina.cn,or (ii) by attending and voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province 510620, People’s Republic of China, Attention: Jing Li, or by email to ir@cashchina.cn, as soon as possible and in any event no later than 48 hours before the time for the taking of the poll or, holding the EGM or, if the EGM is adjourned, the time for holding such adjourned meeting, at which the proxy is to be used. Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the EGM.

CNFinance Holdings Limited

(Incorporated in the Cayman Islands with Limited liability)

(NYSE Ticker: CNF)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on November 29, 2024

(or any adjourned or postponed meeting thereof)

I/We, ____________________ of ____________________, being the registered holder of __________________ Ordinary Shares1, each with par value US$0.0001 per share, of CNFINANCE HOLDINGS LIMITED (the “Company”) hereby appoint the Chairman of the EGM2 or _________________, as my/our proxy to attend and act on my/our behalf at the EGM of the Company to be held at 44/F, Tower G, NO. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China, at 10:00 AM (Hong Kong time) on November 29, 2024, and at any adjournment(s) or postponement(s) thereof. My/our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.

As a Special Resolution that the name of the Company be changed from “CNFinance Holdings Limited 泛華金融控股有限公司” to “CNFinance Holdings Limited 深泛联控股有限公司”(the “Change of Name”).

As an Ordinary Resolution that each of the directors and officers of the Company be authorized to make filings, take any and all action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

2.	As a Special Resolution that in connection with the Change of Name, the existing Amended and Restated Memorandum and Articles of Association of the Company be and are hereby replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association, a copy of which is annexed to the EGM Notice.

Dated	Signature(s)[4]
__________, ______

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the EGM is preferred, strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.